 July 8, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Valeria Franks
Suying Li
Cara Wirth
Donald Field

	Re:	SciSparc Ltd.
Amendment No. 8 to Registration Statement on Form F-4
Filed on June 25, 2025
File No. 333-282351

Ladies and Gentlemen:

On behalf of SciSparc Ltd. (the “Company” or “SciSparc”), we submit this letter setting forth the responses of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 7, 2025 (the “Comment Letter”), with respect to Amendment No. 8 to Registration Statement on Form F-4 filed with the Commission by the Company on June 25, 2025 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is hereby filing Amendment No. 9 to the Registration Statement (the “Amended Filing”) through EDGAR.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below to the numbered comment. Unless otherwise indicated, page references in the description of the Staff’s comment refer to the Registration Statement and page references in the response refer to the Amended Filing. Unless otherwise indicated, capitalized terms herein have the meanings assigned to them in the Amended Filing.

Amendment No. 8 to Registration Statement on Form F-4 filed June 25, 2025

Consolidated Financial Statements, page F-1

1.	Your disclosure in the filing indicates that you expect to effect a one-for-twenty one reverse share split prior to the completion of the merger. Please provide clarification as to when your anticipated reverse share split will be effected in relation to the effectiveness of this registration statement. Please also tell us how you anticipate reflecting the reverse share split retrospectively in your historical financial statements. Refer to the guidance in paragraphs 26 through 29 and 64 of IAS 33 and SAB Topic 4.C.

Response: The Company respectfully acknowledges the Staff’s comment, and notes that it has effected a one-for-twenty-one reverse share split, effective as of market open on July 3, 2025 (the “Reverse Split”). The Company has revised the section titled “About This Document”, page vii, and throughout the Amended Filing to provide an update on the effectiveness of the Reverse Split. The Company has revised its unaudited pro forma condensed combined financial statements to reflect the effectiveness of the Reverse Split. The Company has also revised its historical financial statements to reflect share numbers, prices and exercise prices to reflect the Reverse Split. In addition, the Company has revised the basic and diluted loss per share, and the weighted average outstanding shares (basic and diluted) in the consolidated statement of comprehensive loss, to reflect the Reverse Split. The Company revised page F-11 to add note 1(d), which clarifies that share and per share information in the financial statements of the Company has been retroactively adjusted to reflect the Reverse Split for all periods presented.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +972-50-552-1058 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Oz Adler
Oz Adler
Chief Executive Officer
SCISPARC LTD.

cc:
Shachar Hadar, Meitar | Law Offices
Matthew Rudolph, Meitar | Law Offices
Oded Har-Even, Sullivan & Worcester LLP
Howard Berkenblit, Sullivan & Worcester LLP